UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF THE RESOLUTIONS TAKEN
AT THE 146TH BOARD OF DIRECTORS’ MEETING

CPFL Energia S.A. hereby informs its shareholders and the market in general that the following resolutions were taken by the 146TH Board of Directors’ Meeting, held on November 25, 2009:

I. Approval: Annual Plan and Budget of Internal Audit for the Fiscal Year of 2010 (CPFL Energia);

II. Approval: Replacement of the guarantee of the 1st release of funds through the contraction of a Bank Surety by CPFL Energia, in favor of the BNDES, related to Furnas’ share on the financing of the Foz do Chapecó project;

III. Approval and Vote Recommendation: Long-term Financing with Banco do Nordeste do Brasil for EPASA, with bank surety and endorsement from CPFL Energia;

IV. Approval and Vote Recommendation: Budget 2010 and 2010/2014 Multi-year Plan (CPFL Energia and Controlled Companies);

V. Approval and Vote Recommendation: Financing with BNDES (Sustainability of Investments Program - PSI) for CPFL Paulista, CPFL Piratininga and RGE, with endorsement from CPFL Energia;

VI. Approval and Vote Recommendation: Financing with BNDES (Special Credit Program - PEC) by CPFL Piratininga, with endorsement from CPFL Energia;

VII. Approval and Vote Recommendation: Participation of the controlled companies Santa Clara I, Santa Clara II, Santa Clara III, Santa Clara IV, Santa Clara V, Santa Clara VI and Eurus VI in ANEEL Auction nº 03/2009 of Reserve Energy – Wind Generated Energy;

VIII. Approval and Vote Recommendation: Renewal of the agreement of audit service rendering with KPMG Auditores Independentes for the biennium 2010/2011 (CPFL Energia and controlled companies CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, Jaguari Geração, CPFL Serviços, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Bioenergia, CPFL Jaguariúna, CPFL Geração, CPFL Sul Centrais Elétricas, Paulista Lajeado, CPFL Brasil, Sul Geradora, CPFL Cone Sul and CPFL Planalto);

IX. Vote Recommendation: Addendum to the agreement of audit service rendering celebrated with KPMG Auditores Independentes (for the payment of fees by additional hours) of the controlled companies CPFL Geração, CPFL Piratininga, CPFL Santa Cruz, Jaguari Geração, CPFL Serviços, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista;

X. Vote Recommendation: Provision of Interest on Own Capital by the controlled companies CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa and CPFL Geração.

São Paulo, November 25, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.